April 27, 2023

Pearlyne Paulemon

David Link

Jeffrey Lewis

Robert Telewicz

Division of Corporation Finance

Office of Real Estate & Construction

Securities & Exchange Commission

Washington, D.C.

Re: Tenaya Group, Inc.

Form 10-12G

Filed March 1, 2023

File No. 000-56524

Dear Ms. Paulemon:

Form 10-12G filed March 1, 2023

General

1. We note that your registration statement on Form S-1 was declared effective on November 13, 2018. We also note that since effectiveness you have only filed one Form 10-K, for the period ended December 31, 2018 filed on December 23, 2019, and a Form 8-K in 2020 relating to your company. It appears you are delinquent in your reporting obligations under the Exchange Act of 1934. Please revise your disclosure throughout the registration statement to address the risks associated with your failure to file these reports, including updating your risk factor on page 5, and the potential risk that you may not meet your reporting obligations going forward. Specifically address your failure to file the required 1934 Exchange Act reports in the first paragraph in the Business Development section on page 1.

Risk disclosure for failure to report added.

Item 1. Description of Business, page 1

2. We note your statement that “[t]he company has been in the developmental stage since inception and has no operations to date.” Please revise this section to address the businesses reflected in the Form S-1 filed 11/1/18, the Form 10-K filed 12/23/19 and the Form 8-K filed 5/8/20. We also note the disclosure in Footnote 1 to the Notes to the Audited Financial Statements that states that “The Company is a Hollywood based media branding company. The Company plans to produce feature length documentaries, podcasts and documentary style television series for mainstream broadcasters and popular video on-demand platforms.” Please revise as appropriate.

Revised to clarify that the Company had made previous business attempts.

Form of Acquisition, page 3

3. We note your statement, on page 4, that “Mr. Arenal will devote (10) ten hours per week of his time to our operations....” We also note your statement, on page 6, that “management anticipates devoting no more than (25) twenty five hours per week to the Company’s affairs in total.” Please revise to reconcile your statements regarding the amount of time Mr. Arenal will devote to the company.

Revised to clarify that 10 hours is an estimate which is less than the 25 maximum.

Item 1A. Risk Factors, page 5

4. Please revise to reconcile your disclosure, on page 7, that states "all of the presently outstanding shares of common stock (5,000,000) are...." with disclosures in your financial statements that indicate you have 17,215,000 shares outstanding as of December 31, 2022.

Revised for consistency.

Item 2. Financial Information, page 10

5. We note your disclosure that you anticipate you will obtain loans or investments from Mr. Arenal to meet your operational needs for the next 12 months. Please reconcile with the disclosure on page 3 that such financing will be provided through the purchase of stock. Please also disclose the material terms of any loans to be provided, if known. Please clarify whether you have a written agreement with your president. If so, please file this as an exhibit in accordance with Item 601(b)(10) of Regulation S-K.

Clarified that its an Oral agreement for no interest and payable on demand and that Mr. Arenal will cover any such costs not covered by the sale of equity.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 12

6. Please update the information in this section as of the most recent practicable date. Please also reconcile inconsistent disclosure regarding ownership. For instance, footnote two to the beneficial ownership table indicates there are 17,215,00 million shares outstanding as of the date of the registration statement, while the disclosure following the table states there are 10 million shares outstanding. Additionally, we note that the beneficial ownership table indicates that Steve Arenal holds 13 million shares with 100% of the common stock outstanding while you indicate different amounts for the total number of common stock outstanding in this section.

Updated for consistency.

Item 5. Directors and Executive Officers, page 12

7. Please provide at least 5 years of experience for Mr. Arenal. Specifically, please disclose each company worked at, the position held, and the month and year his employment started and ended with each entity. Also indicate the principal business conducted by Hutton Private Finance. Additionally, please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that each named person should serve as a director. Please refer to Item 401(e) of Regulation S-K.

Added 2006 start date to Hutton which is beyond the 5 year disclosure period along with a specific skill set.

8. Please expand your disclosure to identify all businesses in which your officers or directors are, or may become, officers, directors, controlling shareholders, partners and/or members in 1934 Exchange Act reporting companies. This should include, but not be limited to, any blank check companies with which Mr. Arenal is involved.

Disclosure of Lucent added.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 14

9. Please include disclosure required by Item 404(a)(5) of Regulation S-K including the amounts due to related parties, as reflected in the financial statements and footnote 4 to the financial statements.

Revised to correspond with financial notes.

10. Please revise to address the conflicts of interest with Steve Arenal’s involvement with Lucent, Inc.

Revised to disclose that as it relates to blank checks, the first to effectiveness gets priority.

Item 10. Recent Sales of Unregistered Securities, page 16

11. We note your statement “None in the last 2 years.” Please revise to provide the information required by Item 701 of Regulation S-K for the last three years or advise us why the information is not required.

Expanded to 3 years.

/s/ Steven Arenal

Steven Arenal

Chief Executive Officer